UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2024

GelStat Corp.

(Exact name of issuer as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 SE 2nd Avenue, Suite 2000, Miami, Florida 33131

(Full mailing address of principal executive offices)

(772) 212-1368

(Issuer’s telephone number, including area code)

Common Stock

Title of each class of securities issued pursuant to Regulation A

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “GelStat” refer to GelStat Corp., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects, and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the business, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

These factors include, among other things:

•	Our ability to raise sufficient funding to support current operations and grow into new businesses and our dependence upon external sources for the financing of our operations;

•	our ability to attract or maintain a critical mass of users to accept our products in a cost-effective manner;

•	our limited operating history and an evolving and unpredictable business model that may never generate meaningful revenues. A purchaser of shares of common stock will have limited benefit in reviewing the company’s long-term prior performance;

•	the amount and nature of competition from companies in the industrial security and controls automation marketplace;

•	our success establishing and maintaining contractual business arrangements; and

•	our ability to raise capital to achieve sufficient scale and achieve growth and long-term profitability.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed December 15, 2021, as the same may be amended or supplemented from time to time. Please also refer to “Recent Developments – Additional Risk Factor.”

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. BUSINESS

The Company

We are a company dedicated to research and development, marketing, and branding of innovative advanced technology solutions. The Company’s strategy is to build shareholder value through organic growth and strategic acquisitions. GelStat plans to introduce new products and market those products to commercial, industrial and government customers. GelStat has introduced new products and services with applications in medium to high security correctional facilities and in manufacturing plants with high security and control requirements. GelStat also plans to diversify its business by seeking new opportunities in the plastic waste recycling markets by incorporating proven technologies that may be developed, licensed or acquired.

In March 2020, a new CEO was appointed. In July 2020, the CEO initiated operations with the purchase of inventory and leasing of office and warehouse space. In late 2020, the Company began reengaging with the capital markets and seeking additional financing for the purpose of restarting operations.

In January 2021, GelStat returned to OTC Markets by updating disclosure documents and initiating processes to resume public filings, business operations, and shareholder engagement. On June 22, 2021, the Company filed an amendment of its certificate of incorporation with the State of Delaware to increase its authorized common stock shares to 5,000,000,000. On July 6, 2021, the Company filed a certificate of designation to authorize 51 shares of Series A Preferred Stock, par value $0.01.

In December 2022, management developed a strategic plan to expand the Company’s offerings by seeking to develop or acquire a new business line in providing engineering services to commercial and government entities. The Company also engaged in discussions with product developers to evaluate the production and distribution of updates and replacements for its current product set although no plans were executed and the decision was taken to discontinue those operations and exit from that marketplace. The Company has also been in discussions with a European partner to acquire the rights to a “waste to energy” technology for which a non-binding memorandum of understanding (“MOU”) was executed with this company during the first half of 2022. The MOU called for the payment of an initial license fee which has not been made at this time (and there is no obligation to pay or complete at this time) to secure certain exclusive rights to operate and distribute the technology in the United States. Due to the need for significant financing to develop the “waste to energy” technology, the signing of a binding, definitive agreement and development of this new business is on hold pending the ability to raise capital to support these expanded operations.

In March 2023, management, in conjunction with the Board of Directors, took the decision to terminate consumer healthcare operations and focus on the industrial security and energy businesses.

In May 2023, GelStat formed a new subsidiary company, GSAC Engineering Corporation (“GSACe” or “the Subsidiary”) with the goal of entering the market for engineered solutions initially focused on the industrial security marketplace and with a long-term goal of entering the market for waste recycling.

In July 2023, GelStat purchased from a third-party company some of the assets of that company that were engaged in advanced technology for industrial security. Late in 2023, GSACe began negotiations with a chemical production facility in Georga and now provides support services for their security systems. GelStat, through these initial efforts recorded the first meaningful revenues for GelStat in several years and during 2024, continued to grow those revenues as it establishes the business to eventually become profitable. GelStat’s current operational plan is proceeding as expected and we have continued to focus and expect to further develop both lines of business in 2025.

During 2024, the Company continued to evaluate and upgrade its technology including the development of additional industry specific modules and add-on products to support enhanced operations at both existing and new prospective customers.

Products

We currently offer the infrastructure and software solution “Intelligent Control Automation System” or “ICAS” which integrates control, telemetry, video, and communications in a seamless interface designed to control complex processes with limited human resources. ICAS has proven a reliable and robust solution with customers requiring medium to high levels of security and control, reducing training requirements, increasing management capacity, providing response automation, and overall allowing human resources to focus on higher-level decision-making and emergency response.

ICAS is designed to integrate modern and legacy technologies, providing our customers alternatives to enable full automation while avoiding a complete infrastructure overhaul. In addition to this flexibility, we have developed, and are continuing to develop, products and technologies to support requirements and mitigate vulnerabilities beyond the capabilities of the available solutions in the market. These technologies include:

•	Encrypted Control Device (ECD), a compact, multi-platform input/output solution designed to maintain secure control management when under the duress of compromised networks.

•	Variable Base Encryption Compression (VBEC), an efficient compression protocol to enable transmission of AES-256 encryption blocks fragmented into smaller length packets compatible with existing 2.4 GHz airwaves.

•	Specialized technologies to aid law enforcement and other security personnel, (“Officer Down Support”), a collection of devices designed to collectively ensure status and distress communications in radio dead zones created by reinforced building structures or environment isolation. Originally designed for law enforcement, the application can be deployed for rescue and other emergency response situations.

•	Wireless Remote Encrypted Messaging and Operation Platform (WiREMOp), a flexible hardware ecosystem to manage signal generation from various fixed or mobile sources while supporting the robust AES128 encryption on airwave signals with minimal power demands. Our hardware is designed to support full bidirectional input and output operations, being able to securely transmit data generated by direct input or from sensors and control attached devices or modules.

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The total addressable market (“TAM”) consists of thousands of correctional facilities, and according to the U.S. Department of Justice (“U.S. Department of Justice Prisoners in 2022 – Statistical Tables”), there are over 1.3 million persons in state or federal prisons, distributed across 109 federal prisons, 1,162 state prisons, and 3,175 local jails, as well as a small group of other facilities such as Indian County jails, immigration detention centers, civil commitment centers, and state psychiatric hospitals.

The American criminal justice system holds a diverse population across federal, state, and local facilities, with varying levels of security and jurisdiction. The impact of automation solutions such as ICAS can be significant in managing these complex environments while addressing current staffing challenges. According to a survey conducted by the American Correctional Association (ACA) across 23 states (“Recruitment and retention of correctional staff, A national survey of challenges and strategies”), it was determined that the vacancy rates for correctional officers reached a high of 55% with turnover rates as high as 48%.

Additionally, vacancies for probation and parole officers were reported at 16%, with turnover rates reaching 28%. The staffing crisis extends beyond security personnel, with 70% of agencies reporting higher-than-normal vacancies for healthcare workers, 65% for mental health staff, and 52% in building and maintenance roles.

The Company believes that ICAS is uniquely positioned to address the needs of industrial customers seeking enhanced automation, robust controls, and heightened security offerings including:

•	Tailored Automation Solutions: ICAS offers customized automation solutions that align with the specific requirements of industrial processes. Whether it is manufacturing, energy production, or logistics, ICAS adapts to the intricacies of each sector by integrating modern and legacy technologies, providing alternatives for full automation without necessitating a complete infrastructure overhaul.

•	Increased Efficiency and Productivity: Industrial facilities often grapple with complex processes that demand streamlined control. ICAS optimizes operations, reduces manual intervention, and accelerates decision-making. Automation translates to higher productivity, reduced downtime, and efficient resource utilization.

•	Enhanced Security Measures: ICAS prioritizes security at every level. Its features include Encrypted Control Devices (ECDs) and Variable Base Encryption Compression (VBEC) to safeguard critical data and communication. By mitigating vulnerabilities, ICAS ensures that industrial systems remain resilient against cyber threats and unauthorized access.

•	Flexibility and Integration: ICAS seamlessly integrates with existing infrastructure, allowing industrial customers to adopt automation without disrupting their current operations. Whether it is legacy systems or cutting-edge sensors, ICAS bridges the gap, enabling gradual automation adoption.

•	Mitigating Human Resource Constraints: The shortage of skilled personnel in the total addressable market is a significant challenge. ICAS provides assistance by automating routine tasks, freeing up human resources for strategic decision-making and emergency response. Officer Down Support devices ensure status and distress communications even in radio dead zones, enhancing safety for personnel.

In summary, ICAS offers a complete solution that combines automation, security, and adaptability. By addressing the unique needs of industrial customers, ICAS empowers them to achieve operational excellence while maintaining a robust security posture.

The 2025 Homeland Threat Assessment (HTA), released on September 30, 2024, by the U.S. Department of Homeland Security (DHS), continues to highlight a high risk of foreign and domestic terrorism in the United States. The assessment outlines key areas of concern, including Public Safety and Security, Border and Immigration Security, Critical Infrastructure Security, and Economic Security. While the exact number of facilities at high risk is not explicitly stated, the report emphasizes the persistent threat posed by lone offenders and small groups, as well as the enduring intent of foreign terrorist organizations to conduct or inspire attacks within the U.S.. Additionally, the assessment underscores the growing risks of cyberattacks targeting critical infrastructure, economic manipulation, and transnational criminal activities. Given these evolving threats, the report stresses the importance of vigilance, preparedness, and effective countermeasures across critical sectors.

GSAC Engineering’s current clients include correctional facilities, government buildings and hazardous chemicals facilities.

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Our Corporate Strategy

Our corporate strategy is to grow the business in the market for industrial engineered solutions. The rate of growth will be determined by our ability to adequately capitalize the Company, market the products and services we have developed and expand into additional markets such as waste recycling. We took the decision to suspend the marketing of current natural pharmaceuticals due to a limited, aging product line and lack of sufficient capital to effectively develop, manufacture and market new or replacement products. Over the past year, the Company has sought to maximize available capital and management skillsets to seek new lines of business which can best capitalize on those assets.

To that end, over the past 36 months, management has been engaged in researching and developing two new lines of business focused on engineered services in the areas of “waste to energy” and high-security applications for detention facilities, industrial sites and other civilian applications. In 2023, the Company introduced the new division, GSAC Engineering together with related branding, to ultimately derive revenue and profitable operations from selling newly developed products and providing related services. Our focus will be to build operations and in addition to in-house developed software and technologies, we will also selectively seek to acquire and/or license related technologies. The Company was successful in acquiring certain assets of a third-party company to support the establishment of our initial operations in the target market.

We continue to pursue the waste recycling market, specifically for the processing of certain plastics and recycling those into oil which can be resold to the petrochemical refining industry. We continue to engage in negotiations with a European vendor of recycling technology. We currently have a non-binding letter of intent to secure that technology to integrate into our operations. The Company is currently negotiating to have the owner of the technology partially fund the initial pilot pending the identification of the first site which has not been accomplished at this time.

We maintain the intellectual property of our current offerings and continue developing additional technologies in support of our products and services.

The Company ceased operations for the original natural pharmaceutical business in 2023 and has no remaining inventory of those related products. The management team is now fully engaged in GSAC Engineering products and services and the long-term growth of that business.

Intellectual Property

Our engineering subsidiary owns certain intellectual property including custom software, bespoke micro technology and certain processes and methods which we may license in the future. We plan to license or acquire additional accretive technologies for the purposes of expansion in the industrial security marketplace and possible entry to the market for waste recycling.

Legal Proceedings

None.

Bankruptcies, Receiverships or Similar Proceedings

None.

Material Reclassifications, Mergers, Consolidations or Purchases or Sales of a Significant Amount of Assets Not in the Ordinary Course of Business

In July 2023 we purchased certain assets from a third-party company including system software, rights to branding of a security system and intangible assets including access to certain customers.

Research and Development

We are engaged in ongoing research and development for our engineering subsidiary in the area of industrial security. We are also pursuing certain technologies in the area of waste recycling, specifically the reconstitution of plastic waste into oil-based products that can be recycled into fuels, lubricants and other petroleum-based products.

As our portfolio of such products develops, we may consider patenting some or all of those technologies.

Employees

We have two full-time employees and three part-time contractors engaged in support of our current operations.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Until 2023, GelStat had been solely a consumer health care company dedicated to the cost-effective development and marketing of over-the-counter (OTC) and other non-prescription consumer health care products.

Starting in 2022, due to the lack of material success in its traditional market, GelStat management began evaluating business expansion strategies that would take it beyond its traditional market. These strategies included forming new divisions to utilize the current knowledge and expertise of its senior management in the areas of science, technology, engineering, and mathematics (STEM). During 2022, management was engaged in reviewing potential opportunities in the security management market, specifically for jail management and also a “waste to energy” technology that would encompass licensing and operating a proprietary technology currently available in Europe. (See “Recent Developments” below.)

Our primary source of working capital has been funds raised in the Regulation A+ offering, convertible notes and a revolving credit line provided by the Company’s Chairman. During 2023, we raised working capital through the issuance of two convertible notes in the amount of $165,000 for the purchase of certain assets from a third party company and an additional $120,000 from a shareholder along with the restructuring of a previous convertible note from that shareholder for a period of 24 months. In addition, our Chairman invested an additional $32,500 and agreed to restructure the revolving credit line into a new, 24 months convertible note for a total amount of $210,371. The balance on that line of credit was $169,290  on December 31, 2024.

Following the discontinuation of our natural pharmaceutical operations, management took the decision to empty and close our warehouse in Stuart, Florida and made an agreement to terminate the lease early with the landlord. The landlord accepted a convertible note in the amount of $41,158 as full and final settlement of all past rent and early termination penalties.

In early 2023 GelStat, renegotiated a support contract for a number of government facilities, including correctional and administrative judicial buildings for a county in South Florida. Initially using originally installed third-party systems, GelStat personnel and contractors began the support of the facilities security systems, which were eventually included as part of the asset purchase from the third-party company. With the formation of GSAC Engineering Corporation (“GSACe”) as a wholly owned subsidiary, GSACe assumed control of the support operations and instituted regular, ongoing maintenance and support of the facilities. That support contract remains in effect. Late in 2023, GSACe began negotiations with a chemical production facility in Georga and now provides support services for their security systems. GelStat, through these initial efforts recorded first meaningful revenues for GelStat in several years and those revenues grew further in 2024.

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Recent Developments

New Subsidiary Formation

On March 8, 2023, the Company announced the formation of a new subsidiary, GSAC Engineering (“GSACe”). The new subsidiary plans to initially focus on developing innovative technology for the industrial security and renewable energy markets. In particular, the new subsidiary is pursuing two broad initiatives which include identifying technology that it plans to develop or acquire in support of new projects related to an industrial security system and the chemical recycling of plastic into fuel.

Management has significant experience and background in engineering and related services including experience at different Fortune 500 industrial and technology companies. Such experience includes project implementation in information technology, industrial security, machine vision applications and other related technology fields.

The Company plans to acquire existing projects where a revenue stream can be quickly acquired. In addition, due to the extensive funding required to initiate the pilot project in the “waste to energy” market, the Company is currently negotiating to have the owner of the technology partially fund the initial pilot pending the identification of the first site which has not been accomplished at this time.

As discussed below, an offer was made to acquire certain assets from a third party related to the Company’s plan to enter the industrial security market. The expectation was that the offer would be consummated with certain rights to ongoing or future identified revenue streams.

Acquisition of Assets

On February 1, 2023, the Company entered into a binding memorandum of understanding with Duos Technologies, Inc. (“Duos”), to acquire all of the assets related to its Intelligent Corrections Automation System (“ICAS”) including intellectual property for the associated software, trademarks as well as the support of any clients using the system none of which were under contract at the time. The deal was valued at $165,000 based on the value of a service contract with a client which was subsequently secured and the estimated value of the software acquired although this has not been independently valued. The seller accepted an offer which included payment by the issuance of a two-year convertible note with a conversion price of $0.003 per share, plus five-year warrants with a strike price of $0.01. The definitive agreements were agreed and the deal closed on July 1, 2023.

New Contracts

Prior to conclusion of the asset purchase agreement from Duos, GelStat, on behalf of the newly formed engineering subsidiary, GSAC Engineering, secured an annual support and services recurring revenue contract with a regional government entity in the state of Florida covering multiple facilities. The agreement was renewed in early 2024.

In late 2023, the Company began providing technical support and installation services for a plant in Georgia and was subsequently added to their approved vendor’s list.

Both clients are expected to provide revenues in 2025 and beyond and GSACe is currently pursuing additional customers for business growth in this market segment.

Additional Risk Factor

Our auditor has identified a material weakness in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

Although our auditor has concluded that our consolidated financial statements present fairly, in all material respects, the results of operations, financial position, and cash flows of our company and its subsidiaries in conformity with generally accepted accounting principles, our auditor has identified a material weakness in internal control over financial reporting related to the lack of segregation of accounting duties. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

We are initiating remedial measures including updates to our internal IT systems and identification of certain other processes which may be implemented to improve these controls within the spectrum of a very small staff. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, and we could be required to restate our financial results. If we are unable to successfully remediate this material weakness and if we are unable to produce accurate and timely financial statements, your investment in us may lose all or some of its value.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

•	our ability to access additional capital and the size and timing of subsequent financings;

•	our ability to obtain funding required for the hiring of sales and marketing resources to expand the customer base;
•	the rate of progress and cost of development activities; and
•	the ability to obtain additional funding to secure licensing and implement operations for our planned waste recycling business.

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Results of Operations for Years Ended December 31, 2024 and 2023

Revenues

Revenues in 2024 increased by 134% or $200,203 in comparison to $149,527 in 2023, as a direct result of the transition of the business to engineering services and technology through its GSAC Engineering division. The large year over year growth rate is due to the new business acquired through moving from retail consumers to industrial and government customers. We expect to continue growing the revenues from these customers and add additional customers in 2025. Approximately 37% of our revenues in 2024 were annual recurring revenues from support contracts. We intend to continue growing this percentage in future years.

Cost of Sales

Cost of goods sold increased $96,951 during 2024 in comparison to 2023, as the result of the increase of technology integration and development to complement GSAC Engineering revenues. Most of the revenues in 2024 were software and services and were recurring in nature leading to a high gross margin. GSACe maintained minimal staffing using independent contractors for support and management oversaw the implementation. As a result, total gross margin was $233,835 or 79.1% higher in 2024 than 2023.

Personnel Costs

Personnel costs for 2024 increased by $25,153 or 15.2% compared to 2023, primarily because of minor adjustments implemented throughout the year. The Company continues to maintain a very small permanent staff while the business develops and uses part-time contractors as necessary to fulfill certain tasks requiring additional personnel. We expect to maintain tight control of personnel expenses going forward.

Professional fees

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, product development, and business development. Such costs increased by $156,586 or 1,009% for the year ended December 31, 2024 compared to 2023. The significant increase is a result of certain costs for legal expenses to restructure the Company and exit from the previous pharmaceutical operations. These expenses are one-time in nature and are not expected to be necessary going forward. Other expenses in this category are the result of higher revenues in the operating part of our business, increased professional fees for professional oversight of the Company and other expenses necessary to support growing operations. These additional costs are supported by a growing revenue base and a focus on expenses by the management team as a part of the ongoing business.

Rent Expense

Rent expense decreased by $18,645 or 100.0% because of closing the warehouse location.

Selling, General and Administrative Expenses

Selling, general and administrative costs during 2024 were $71,040 in comparison to $87,041 in 2023. This 18.4% decrease is mostly due to stable operating installation and service activities associated with the engineering operations. We expect these numbers to increase as we ramp up our planned business activities in 2025. We engaged certain sales resources in 2024 although none of these were full-time and are compensated purely via commission or structured deal fees.

Stock Compensation

Stock compensation was $80,434 in 2024 compared to $9,600 the prior year as a result of the Company’s CEO and Board of Directors agreeing to take deferred compensation in restricted stock. The terms agreed were for a five-year “cliff vesting” as an incentive to remain with the Company. The stock would be forfeited in the event that the Executive or Board Member would resign but would immediately vest if the individual was terminated by the Company.

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Other expense/income, net

Other (expense)/income in 2024 was ($92,446) compared to 2023 where we had an expense  of ($44,284), a difference of ($48,162) or higher by 108.8%. The increase in 2024 was due to financing costs related to our various convertible notes and other debt instruments.

Net loss

Net loss during 2024 increased by $162,836 or 77.5% in comparison to the net loss incurred during 2023, primarily as a net result of increased legal, professional and consulting expenses.

On an earnings-per-share basis, we saw no material change in loss per share from ($0.00) in 2023 to ($0.00) in 2024.

Liquidity and Capital Resources for Years Ended December 31, 2024 and 2023

Short Term Liquidity

As of December 31, 2024, we had $8,825 in cash and $65,888 of total current assets, and $994,192 of current liabilities, resulting in a working capital deficit of $823,304, a deterioration compared to $25,313 in cash and a working capital deficit of approximately $260,999 as of December 31, 2023. The decrease is as a result of funding operations in 2024 for which limited cash was received.

Net cash used in operating activities was $57,167 for 2024 compared to net cash used of $106,289 for 2023. The decrease in net cash used in operating activities was largely attributed to a significant increase in revenues.  While not yet profitable, the Company’s focus on growing revenues with controlling expenses is expected to yield ongoing improvements in operating cash flow and profits in future periods.

During the year, the Company’s non-Executive Chairman provided $27,500 in short term liquidity of which $12,821 was repaid during the year. There was no net cash used for investing activities during 2024 or 2023.

Long Term Liquidity

Net cash provided by financing activities during 2024 was $40,679 and consisted of proceeds totaling $26,000 from a convertible note with two-year term, a further $27,500 from a related party line of credit, which was offset by repayments of $34,202 on that line of credit.

We expect to see new revenues from planned business expansion into a new line of business in the areas of Engineering services including security and IT management and later from a new “waste to energy” project which is currently under development. We stress that these new business developments are contingent on our ability to meet working capital needs and raise additional debt and equity in capital markets.  Our revenues are still unpredictable and may not be sufficient to fund all our operational needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will have to raise additional capital in order to fund our operations in 2025.

During the years ended December 31, 2024, and 2023, the Company has taken on new debt in the form of a revolving line of credit from a related party, and the convertible notes described herein.

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On January 1, 2022  the Company entered into an arrangement with its non-Executive Chairman to roll-over certain short-term notes into a new note. The terms of the note are a five-year amortization with fixed payments each month. During 2023, the Company agreed with the holder to forgo certain payments and in some cases, the holder provided cash to support operations which increased the amount of the note. The holder continued this flexibility in 2023 in the form of a revolving credit line. The revolving credit line was renegotiated at the end of 2023 and in early 2024 was restructured into a long-term convertible note with an Original Issue Discount (OID), no additional interest accruing and regular principal payments to reduce the balance over time.

In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for business development into areas beyond the Company’s traditional market. In addition to investments in new market development, the Company intends to further develop our sales, marketing and manufacturing programs associated with the commercialization of our products including possible acquisition of new technologies. We currently do not have sufficient capital on hand to fully fund these activities, which may negatively affect our future revenues.

On July 8, 2021, GelStat issued a one-year $59,444 convertible note and received $50,000 in proceeds after discount and fees. This note bears no interest and was due July 8, 2022. GelStat also issued 25,000,000 shares and a five-year warrant to purchase 5,944,444 shares as additional consideration for this note. On July 8, 2022, the Company notified the holder that it was unable to pay off this note and was given consideration in the form of a pledge to convert most or all of the balance of $59,444 plus penalties and interest into stock. Ultimately all of this debt was satisfied by conversions to stock.

Convertible Promissory Notes

On February 23, 2022, the Company issued a $120,000 convertible note to an accredited investor. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. The holder of the note has the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note was February 26, 2024. In connection with the issuance of the convertible note, we issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant was exercisable through February 23, 2025 and exercisable at a rate of $0.003 per share of common stock. In late 2023, the holder of this note agreed to invest a further $120,000 and extend the original convertible note for two years. The total of these transactions translates to a new convertible note in the amount of $240,000 including OID of $40,000. This new note is convertible to the Company’s common stock at $0.0003/share and also provides a warrant to the investor of 150,000,000 shares convertible in common stock with a strike price of $0.001.

On July 22, 2022 the Company issued a convertible note to an accredited investor in the amount of $24,000 with an Original Issue Discount of $4,000 and the Company received $20,000. On July 22, 2024 the Company issued a further $55,200 convertible note to the same accredited investor including re-financing of the original note plus an additional amount received of $26,000. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. The holder of the note had the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note is July 22, 2026. In connection with the issuance of the original convertible note, we issued a common stock purchase warrant to the same investor to purchase up to 2,000,000 shares of common stock at an exercise price of $0.003 and with the new note we issued an additional warrant to purchase up to 34,500,000 shares at $0.0004 per share. The common stock purchase warrants are exercisable through July 22, 2025 and July 23, 2027.

As noted above, based on budgeted revenues and expenditure, unless revenues increase significantly, we believe that our existing and projected sources of liquidity may not be sufficient to satisfy our cash requirements for the next twelve months. Accordingly, we will need to raise additional funds in 2025. The sale of additional equity securities will result in additional dilution to our existing stockholders. The sale of debt securities could involve substantial operational and financial covenants that might inhibit our ability to follow our business plan. Any additional funding that we obtain in a financing transaction is likely to reduce the percentage ownership of the Company held by our existing security-holders. The amount of this dilution may be substantial based on our current stock price and could increase if the trading price of our common stock declines at the time of any financing from its current levels. We may also attempt to raise funds through corporate collaboration and licensing arrangements. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to grant licenses on terms that are not favorable to us. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain the needed additional funding, we may have to further reduce our current level of operations, or, may even have to totally discontinue our operations.

We are subject to many risks associated with early-stage businesses, including the above discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” in our Offering Circular for more information regarding risks associated with our business.

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If successful in our financing efforts, we believe the offering amount of proceeds along with projected new revenues, will satisfy our cash requirements to implement our plan of operations for the next twelve (12) months.

Trends Information

The Company closed its unprofitable natural pharmaceutical operations and is now pursuing engineering products and services which it is believed provides a more viable path towards sustainable, profitable operations.

After examination of the skillsets currently available to us, we will continue to focus our efforts in the engineering products and services arena where we expect to achieve positive cashflow within the next twelve to twenty-four (12-24) months. We have acquired a product set from a third-party company previously mentioned and intend to focus on expanding that product which is already in production at an identified client in the industrial security arena, specifically a correctional facility.

In addition, we continue in early discussions with a number of waste management facilities to determine an initial site to initiate a pilot project for the processing of waste plastics into reformulate oil and by-products. At this time, we have not definitively concluded that a site will be made available to us, and the possibility exists that these initial discussions will not prove fruitful. We will continue to pursue both potential location and necessary financing and will update progress in future filings.

The Company has been evaluating the available skillsets within the organization and believes that the combination of Science, Technology, Engineering and Mathematics (STEM) skillsets currently available to it combines with market trends to use technology to bring highly productive products to the market. In particular, the availability to the Company of technologies in the industrial security and waste to energy space are fast growing markets and in which it can participate. The most significant recent trend has been the pursuit of the engineering services business and we have recently renewed the first contract to supply services for an existing industrial security system installed at a correctional institute. Although no additional orders have been secured at this time, management is engaged in discussions for upgrades to the system as well as replacement of certain components. If we are successful in securing additional business, this is expected to have a material positive effect on our revenues, income from continuing operations, profitability, liquidity and capital resources compared to previous years.

9

Regulatory Matters

None.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Going Concern

Our independent auditor has expressed substantial doubt about our ability to continue as a going concern given our reoccurring low cash flows, and working capital deficiencies as well as a low liquidity level in comparison to its short-term obligations. Furthermore, our auditor identified material weaknesses. Our future is dependent upon our ability to obtain financing and upon our ability to develop new markets for future profitable operations. These factors raise substantial doubt that we will be able to continue as a going concern.

Regulation A Offering

We launched a Regulation A offering on December 18, 2021. To date, 33,333,333 shares of common stock were sold to one investor at a price of $0.003 per share. For the twelve months ended December 31, 2021, the amount raised pursuant to the Regulation A offering totaled $100,000, which we have used for working capital. We were not successful in raising additional amounts from the offering in 2022 and the current offering prospectus has now expired.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

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ITEM 3. DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Age	Position(s)	Term	Approximate hour per week for part-time employees
Javier G. Acosta	53	Director	January 2024 to December 2024*	Not applicable
		CEO	January 2024 to December 2024*	Not applicable
Adrian Goldfarb	67	Director	January 2024 to December 2024*	Not applicable
Cynthia Bell-Bucha	62	Director	January 2024 to December 2024*	Not applicable
Fei Kwong	46	Director	October 2024 to December 2024*	Not applicable
Jose M. Fernandez	58	Director	October 2024 to December 2024*	Not applicable

*Each office/position shall be held until the next annual meeting of the company’s stockholders in 2024.

Javier G. Acosta. Mr. Acosta combines over 15 years of experience in technology integration industries senior management, following a 16-year career in the automotive industry with Ford Motor Company. Previously he had been involved in Duos Technology, Inc., a company in software development and technology integration, holding positions including Vice President of Sales and Marketing and Vice President of Operations. During 2018, he was the Lead Consultant for MotoDrive, a company involved in automotive manufacturing and distribution. From 2012 to 2018, he served as Operations Director with Organizacion Interamericana de Asesoria y Comercio, a company dedicated to industrial automation and control systems integration. While at Ford Motor Company, he served across various roles and international assignments providing global contributions to Ford’s industry, leading multinational process improvement initiatives. He holds a Professional Engineer (PE) certification and an ABET-accredited (Accreditation Board for Engineering and Technology) Engineering undergraduate degree from Universidad Iberoamericana.

Adrian Goldfarb. Mr. Goldfarb is a 45-year industry veteran with more than 35 years in information technology. He began his career with IBM as a financial specialist in an enterprise systems group focused on IT solutions in the oil industry. He has worked in marketing, operations and finance with both large and small organizations, including 10 years with a subsidiary of Fujitsu both at headquarters and European operations. For most of the past 25 years he has specialized in new ventures and early-stage organizations. From 1998 until 2002 Mr. Goldfarb was Managing Director of WSI Europe, a division of the Weather Channel turning long-time loss-making divisions to profitability. From June 2002 to December 2007, Mr. Goldfarb served on the Board of Directors of MOWIS GmbH, an Austrian-based Weather Technology Media company. He also served as their interim Chief Financial Officer and led the management team in securing seed capital to fund growth. MOWIS was acquired as a strategic new media portal in 2007 by one of Europe's largest media groups. From February 2008 through October 2012 Mr. Goldfarb served as Chief Financial Officer of Ecosphere Technologies, Inc. where he was instrumental in guiding the Company through its growth from $0.3 million in annual revenues in 2008 to more than $21 million in annual revenues in 2011. Since 2015, Mr. Goldfarb served as Chief Financial Officer for Duos Technologies Group with a number of achievements including a successful uplisting to Nasdaq. Following his retirement as CFO, he continued to serve as a Strategic Advisor to Duos Technologies Group, Inc. and subsequently has been reappointed as CFO. Mr. Goldfarb has a BA in Business specializing in Finance from Rutgers University in Newark, New Jersey.

11

Cynthia Bell-Bucha. Ms. Bell-Bucha is a multi-faceted writer, editor, educator, strategist and project manager. Her diverse background includes teaching at the college level, chairing executive forums on international issues and managing a wide variety of projects from concept to completion. In addition to sitting on the Board of Directors of the World Affairs Council of Connecticut since 2009 and most recently, the Orange County Arts Council Organizations Committee, Bell-Bucha has worked for Steve Alpert Productions, Veterans Advantage PBC, TownVibe Publications, Iona College, Petersen Publishing, KIII Publishing, Paramount Global (formerly Viacom) and Voice of America.

Fei Kwong. Ms. Kwong is a marketing strategy and tactics expert holding leadership positions in Duos Technologies, where she has developed its iconic marketing and communications program from the company’s initial start-up stage through its recent uplisting to NASDAQ  where she now oversees all corporate communications and investor relations. While previously at CT Miami/BLU she ran international operations including direct oversight of the company’s Asian offices and spearheaded the marketing, logistics, vendor management, and supply chain processes that allowed BLU products to be placed for retail sale in such marketplaces as Amazon and Walmart. Ms. Kwong is a graduate of the University of North Florida and is fluent in three languages and multiple dialects.

Jose M. Fernandez. Mr. Fernandez is an entrepreneur in the food industry providing services across several continents and a motivator of clean energy research and development helping foster novel renewable energy technologies in the US, Canada, Mexico and Spain. His previous investment projects include merging multiple green energy sources into a modular generator to combine solar, hydraulic, eolic and aerolic generation to match resource availability through time and season.

Family Relationships

Paul W. Bucha, our former director who elected to retire on December 31, 2023, is married to Ms. Cyntia Bell-Bucha who was appointed by the Board of Directors in January 2024 following Mr. Bucha’s retirement. There are no other family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Corporate Governance

The Company promotes accountability for adherence to honest and ethical conduct; endeavors to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with the Securities and Exchange Commission (the SEC) and in other public communications made by the Company; and strives to be compliant with applicable governmental laws, rules and regulations. The Company has not formally adopted a written code of business conduct and ethics that governs the Company’s employees, officers and Directors as the Company is not required to do so.

The Company’s Board of Directors, is responsible for reviewing and making recommendations concerning the selection of outside auditors, and reviewing the scope, results and effectiveness of the annual audit of the Company’s financial statements and other services provided by the Company’s independent public accountants. The Board of Directors, and the Chief Executive Officer of the Company review the Company’s internal accounting controls, practices and policies. The Chairman acts in the capacity of an Audit Committee.

Committees of the Board

Our Company currently does not have nominating, compensation, or audit committees or committees performing similar functions nor does our Company have a written nominating, compensation or audit committee charter. Our Directors believe that it is not necessary to have such committees, at this time, because the Directors can adequately perform the functions of such committees.

Legal Proceedings

Our Directors/Officers have not been involved in any of the following events during the past ten years:

1.	bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

4.	being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

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6.	such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:(i) Any Federal or State securities or commodities law or regulation; or(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have not adopted a formal Code of Ethics. The Board of Directors evaluated the business of the Company and the number of employees and determined that since the business is operated by a small number of persons, general rules of fiduciary duty and federal and state criminal, business conduct and securities laws are adequate ethical guidelines. In the event our operations, employees and/or Directors expand in the future, we may take actions to adopt a formal Code of Ethics.

Shareholder Proposals

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for Directors. The Board of Directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to the Board of Directors or any specific process or procedure for evaluating such nominees. The Board of Directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our President, at the address appearing on the first page of this Form 1-K.

Compensation

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Javier Acosta(1)	Officer, Director
2024		$180,000	$100,000	$280,000
Adrian Goldfarb(2)(3)	Director, Chairman
2024			$50,000	$50,000
Cynthia Bell-Bucha(2)(3)	Director
2024			$25,000	$25,000
Fei Kwong(2)(3)	Director
2024			$25,000	$25,000
Jose M. Fernandez(2)(3)	Director
2024			$25,000	$25,000

———————

(1)

Mr.

Acosta has a salary of $180,000 per annum which was partially paid and the balance deferred for cashflow purposes. In addition, Mr. Acosta received a $100,000 performance bonus in 2024, approved by the Board of Directors.  The Bonus was paid in stock with a five year “cliff vesting” provision where the stock is forfeited if Mr. Acosta resigns from the Company.

(2)	Starting in the first quarter of 2024, each independent director received compensation in the amount of $25,000 for one full year of service, paid in stock at the discretion of the Company, and the chairman of the board received an additional $25,000 paid in stock, and an additional $25,000 for service as the Audit Committee Chairman which is deferred to 2025. All Board compensation was paid in stock with a five year “cliff vesting” provision where the stock is forfeited if the Director resigns from the Company.

(3)	The aggregate annual compensation of the Company’s four independent directors as a group for the last fiscal year was $129,168, all of which was paid in restricted company stock with 5-year vesting.

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Summary of Compensation

Stock Option Grants

We have not granted any stock options to our executive officer(s) since our incorporation.

Employment Agreements

We have an employment agreement in place for the CEO.

Compensation Discussion and Analysis

Director Compensation

Our Directors currently receive restricted stock with 5-year “cliff vesting” for their services as members of the Board of Directors. The Board of Directors reserves the right in the future to award the members of the Board of Directors additional cash or stock-based consideration for their services to the Company, which awards, if granted, shall be in the sole determination of the Board of Directors.

Executive Compensation Philosophy

Our Board of Directors determines the compensation given to our executive officers in their sole determination. Our Board of Directors reserves the right to pay our executive or any future executives a salary, and/or issue them shares of common stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock-based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, while our Board of Directors has not granted any performance based stock options to date, the Board of Directors reserves the right to grant such options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

Incentive Bonus

The Board of Directors may grant incentive bonuses to our executive officer and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Long-term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executive and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of March 31, 2025  (i) by each of our executive officers and directors who beneficially owns more than 10% of any class of our voting securities; (ii) by all of our executive officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting securities. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 333, SE 2nd Ave, Suite 2000, Miami, FL 33131.

As of March 31, 2025, the members of the Board and the executive officers of the Company hold 59.72 percent of the issued and outstanding common stock of the Company. Members of the Board, executive officers of the Company, and other persons owning ten percent or more of the Company’s issued and outstanding capital stock as a group include the following:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Common Stock Voting Percentage Beneficially Owned	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned		Total Voting Percentage Beneficially Owned(1)
Executive Officers and Directors
Adrian Goldfarb	498,873,994	13.34%	15	29.4	1%	21.54%
Javier Acosta	1,237,822,437	33.09%	15	29.4	1%	31.22%
Cynthia Bell-Bucha	274,807,692	7.35%	7	13.7	3%	10.60%
Fei Kwong	111,113,333	2.97%	7	13.7	3%	8.46%
Jose M Fernandez	111,113,333	2.97%	7	13.7	3%	8.46%
10% Shareholders
none

———————

(1)	Assuming one share of preferred stock is equivalent to 61,026,660 votes.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2023 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Other than disclosed herein, none of the members of the Board, the Company’s executive officers, or other affiliates have or will be involved in a material company transaction as of the date of this Form 1-K.

On January 1, 2022 we entered into a loan agreement with Adrian Goldfarb pursuant to which we have issued that certain Promissory Note in the principal amount of $132,285 with Adrian Goldfarb (the “Goldfarb Note”) which carries an annual interest rate of 10%. The note is subject to monthly payments of $4,835.37, Mr. Goldfarb has agreed to forego payments when sufficient cash is not available to make these payments and by request from the CEO, Mr. Goldfarb may increase the loan amount. The balance of this note as of December 31, 2024 and December 31, 2023 was $169,290 and $150,602 respectively.

On January 1, 2025, the Company’s Chairman arranged for $30,000 in short-term funding through a Promissory Note with an interest rate of 1% per month payable in 90 days. The note may be extended for an additional 3 months with the payment of accrued interest.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U  during the last six months of the year ended December 31, 2022, but was not reported.

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ITEM 7. FINANCIAL STATEMENTS

GELSTAT CORP.

FINANCIAL STATEMENTS

16

924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of GELSTAT CORPORATION

Opinion

We have audited the financial statements of GELSTAT CORPORATION (the “Company”), which comprise the Balance Sheet as of December 31, 2024 & December 31, 2023, the related Profit & Loss Statements, the related Statements of Cashflows, the related Statements of Shareholders’ Equity, and the related notes for the twelve- month periods then ended. (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 & December 31, 2023, and the results of its operations and its cash flows for the twelve-month periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in NOTE B to the financial statements, the Company has reoccurring low cash flows, and working capital deficiencies. The Company also has a low liquidity level in comparison to its short-term obligation. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in this regard is also described in NOTE B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

17

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Omar Alnuaimi

Omar Alnuaimi, CPA
Naperville, IL
April 23, 2025

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GELSTAT CORPORATION
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2024 & DECEMBER 31, 2023

	2024	2023

Revenue
Revenue	$349,730	$149,527
Total Revenue	349,730	149,527
Cost of Sales	115,896	18,945
Gross Profit	233,835	130,582

Operating Expense
Stock Compensation	80,434	9,600
Personnel Costs	190,758	165,605
Legal & Professional Expense	172,104	15,518
SGA Expense	41,040	72,041
Rent Expense	—	18,645
Amortization Expense	30,000	15,000
Total operating expenses	514,336	296,409

Net Loss From Operations	(280,501)	(165,827)

Other Income (Expense)
Other income	1,467	1,013
Loss on Discontinued Operations	—	(3,534)
Interest expense	(93,913)	(41,763)
Total Other expense	(92,446)	(44,284)

Net Loss Before Provision for Income Tax	(372,947)	(210,111)

Provision for Income Taxes	—	—

Net loss	$(372,947)	$(210,111)

Net loss per common share - basic and diluted	$(0)	$(0)

Weighted average number of common shares
outstanding - basic and diluted	2,990,434,946	1,304,469,561

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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GELSTAT CORPORATION
BALANCE SHEETS
AS OF DECEMBER 31, 2024 & DECEMBER 31, 2023

ASSETS	12/31/2024	12/31/2023
CURRENT ASSETS
Cash and Cash Equivalents	$8,825	$25,313
Accounts Receivable	57,063	23,266
Due From Related Party	—	2,300
TOTAL CURRENT ASSETS	65,888	50,879

NON-CURRENT ASSETS
Intangible Asset, net	105,000	135,000
TOTAL NON-CURRENT ASSETS	105,000	135,000

TOTAL ASSETS	170,888	185,880

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Accounts Payable	232,365	60,665
Convertible Note, net of discount	417,095	21,116
Accrued Expenses	290,004	285,232
Other Current Liabilities	20,967	24,031
Related Party Loans (current portion)	22,970	45,357
Deferred Revenue	10,791	10,477
TOTAL CURRENT LIABILITIES	994,192	446,878
NON-CURRENT LIABILITIES
Related Party Loans (non-current)	169,290	150,602
Convertible Note, net (non-current)	55,200	366,892
TOTAL NON-CURRENT LIABILITIES	224,490	517,494

TOTAL LIABILITIES	1,218,682	964,372
SHAREHOLDERS' DEFICIT
Common Stock, $0.01 par value, 5 Billion shares authorized; 2,990,434,946 and 1,809,874,946 issued & outstanding at December 31, 2024 and 2023, respectively	29,904,349	18,098,749
Additional Paid In Capital	(9,821,647)	1,960,742
Deferred Stock Compensation	(312,134)	(392,568)
Accumulated deficit	(20,818,362)	(20,445,415)
TOTAL SHAREHOLDERS' DEFICIT	(1,047,794)	(778,492)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$170,888	$185,880

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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GELSTAT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 & DECEMBER 31, 2023

	2024	2023

OPERATING ACTIVITIES
Net Loss	$(372,947)	$(210,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of loan discount	29,062	32,627
Amortization of Intangible asset	30,000	15,000
Accrued interest of related party note	36,358	9,138
Stock compensation	80,434	9,600
Accrued interest on convertible debt	—	—
Changes in operating assets and liabilities:
Accounts receivable	(33,797)	(23,186)
Accounts payable	171,700	25,820
Accrued Interest	4,772	25,500
Accrued expenses	314	10,477
Other current liabilities	(3,063)	(1,154)
NET CASH USED BY OPERATING ACTIVITIES	(57,167)	(106,289)

FINANCING ACTIVITIES
Loan repayments- Related party	(12,821)	(33,830)
Proceeds from convertible note	26,000	102,000
Proceeds from related party loan	27,500	61,702
NET CASH USED BY FINANCING ACTIVITIES	40,679	129,872

NET INCREASE (DECREASE) IN CASH	(16,488)	23,583
CASH AT BEGINNING OF PERIOD	25,313	1,730
CASH AT END OF PERIOD	$8,825	$25,313

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Interest Paid	$1,576	$—

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Purchase of intangible assets by issuance of a convertible note	—	150,000
Conversion of accounts payable to common stock	—	41,158
Conversion of convertible note to common stock	—	83,483
Warrants issued to purchase assets	—	22,155
Warrants issued for debt conversion	23,211	—

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

21

GELSTAT CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 & DECEMBER 31, 2023

	Common Stock	Common Stock	Additional Paid	Deferred Stock	Accumulated
	# Shares	($) Amount	in Capital	Compensation	Deficit	Total
Balance December 31, 2022	686,179,300	$6,861,793	$12,668,256	$—	$(20,235,304)	$(705,255)
Stock compensation	139,487,180	1,394,872	(1,385,272)	—	—	9,600
Deferred stock compensation	—	—	392,568	(392,568)	—	—
Stock issued for debt conversion	449,804,531	4,498,045	(4,414,562)	—	—	83,483
Warrants issued to purchased assets	—	—	22,156	—	—	22,156
Warrants exercised for debt conversion	534,403,935	5,344,039	(5,344,039)	—	—	—
Warrants issued for debt conversion	—	—	21,635	—	—	21,635
Net loss for the period	—	—	—	—	—	—
Balance December 31, 2023	1,809,874,946	$18,098,749	$1,960,742	$(392,568)	$(20,235,304)	$(568,381)

	Common Stock	Common Stock	Additional Paid	Deferred Stock	Accumulated
	# Shares	($) Amount	in Capital	Compensation	Deficit	Total
Stock compensation	1,180,560,000	$11,805,600	$(11,805,600)	$80,434	$—	$80,434
Stock issued for debt conversion	—	—	—	—	—	—
Warrants issued for debt conversion	—	—	23,211	—	—	23,211
Net loss for the year ended December 31, 2024	—	—	—	—	—	—
Balance December 31, 2024	2,990,434,946	$29,904,349	$(9,821,647)	$(312,134)	$(20,235,304)	$(464,736)

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

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GELSTAT CORPORATION

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2024 & December 31, 2023

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

GelStat Corporation ("the Company" or "GelStat") is a publicly traded company trading under the symbol (“GSAC”) that is engaged in research, development, marketing and branding of innovative advanced technology operations. The Company’s strategy is to expand through organic growth and strategic acquisitions.

On May 22, 2023, the Company formed GSAC Engineering Corporation, a wholly owned subsidiary of GSAC. The subsidiary will be dedicated to developing innovative technologies for clean energy and industrial security. The subsidiary’s vision is to create a more sustainable and secure future for their customers and society. The Company is committed to integrating STEM (science, technology, engineering and math) into the Company’s processes and products, and believes that STEM skills are essential for solving complex challenges and creating value in the 21st century. On June 29, 2023, GSAC Engineering Corporation acquired key intellectual property of Duos Technology Group, Inc. to give the Company greater opportunities in this sector.

NOTE B - LIQUIDITY AND GOING CONCERN

The financial statements have been prepared on a going-concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $372,947 and $210,111 for the years ended December 31, 2024 and 2023 respectively. The Company had an accumulated deficit of $20,818,362 and a stockholders’ deficit of $1,047,794 as of December 31, 2024, and used $57,167 in cash flow from operating activities for the year ended December 31, 2024.

Management believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date these financial statements were issued.

The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management raised $26,000 through the execution of convertible notes and received additional funds from related parties totaling $27,500. The Company intends to continue the offering into 2025 and use the issuance of convertible notes in the foreseeable future to provide liquidity to support expanded operations. Such funds will enable the Company to develop and market its products and for its working capital needs.

Management cannot provide any assurance that the Company will be successful in completing these undertakings and accomplishing any of its plans.

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NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Management's Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, the Company’s cash with a particular financial institution may exceed applicable government insurance limits, potentially increasing credit risk exposure. However, the Company’s management proactively assesses the financial strength and creditworthiness of its counterparties to mitigate this risk, and therefore believes its exposure remains well-managed.

Risk Factors Summary

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions. While it aims to remain within applicable insurance limits on deposits, management continuously monitors credit risk exposure to ensure financial security.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. As of December 31, 2024, and 2023, the Company did not record an allowance for uncollectible accounts.

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NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible Assets

Intangible assets are amortized on a straight-line basis over the estimated useful lives. The Company assesses the potential impairment to its intangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue Recognition

In accordance with ASC 606 revenue is recognized upon transfer of control of promised products and/or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products and services. The Company recognizes revenue from sales of services over the life of a contract (typically 12 months) beginning the first month after the contract is signed. At the time of contract signing, service fees are recorded as deferred revenue and are recognized as revenue ratably over the service period.

Cost of Revenue

Cost of revenues consists primarily of product costs and shipping and handling, which are directly attributable to the sale of services.

Advertising

Advertising costs, including the cost of promotional products, which totaled $5,940 and $5,760 for the years ended December 31, 2024, and 2023, respectively, are charged to operations when incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment. In accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset-by-asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. The appraised values, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised values projected in the evaluation of long-lived assets can vary within a range of outcomes. The appraisals consider the likelihood of possible outcomes in determining the best estimate for the value of the assets. As of December 31, 2024, and 2023, the Company did not record any impairment losses.

Income Taxes

The Company accounts for income tax using Accounting Standard Codification (“ASC 740”) “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry- forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

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NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings or Loss per Common Share

Basic earnings or loss per share is calculated as the income or loss attributable to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings or loss per share is calculated by dividing the net income or loss attributable to common shareholders by the diluted weighted average number of shares outstanding during the year. Potentially dilutive securities are excluded from the computation if their effect would be anti-dilutive.

Stock Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

Fair Value of Financial Instruments

The Company measures certain assets and liabilities at fair value. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

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NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2024 & 2023, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE D – INTANGIBLE ASSETS

In July, 2023, the Company acquired certain intellectual property of Duos Technology Group, Inc., a Florida corporation. The Company exchanged a note for $165,000 for the assets which were valued at $150,000. The differential of $15,000 was recorded as an original issue discount (OID). The Company estimated the useful life of the technology to be 5 years. As of December 31, 2024, the accumulated amortization was $45,000.

NOTE E – DEBT

Notes Payable

The Company’s notes payable relating to financing agreements classified as current liabilities consist of the following as of:

Notes Payable	12/31/24	Interest Rate	12/31/23	Interest Rate
Related party note payable	$219,260	0%	$195,958	10%
Less noncurrent portion	$(196,290)		$(150,602)
Current portion of related party note payable	$22,970		$45,357
Convertible notes, net of discount	$472,295	0%	$388,008	10%
Less noncurrent portion	$(55,200)		$(366,892)
Current portion of convertible notes	$417,095		$21,116

Related Party

The Company entered into an agreement with a related party on July 31, 2020, whereby the related party loaned the Company the aggregate principal amount of up to $78,750 in tranches, pursuant to a note, repayable on June 30, 2022. The note carried an annual interest rate of 12% and an Original Issue Discount (OID) of 5%. In addition, the Company issued warrants permitting the related party to purchase 78,750,000 shares of the Company’s common stock at a price to be determined once sufficient authorized shares are available for issuance such that these shares do not exceed the amount of available authorized shares. On January 1, 2022, the note was modified to a principal balance of $132,285 along with $6,292 of accrued interest and the interest rate was modified to 10% per annum.

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NOTE E – DEBT (cont.)

Related Party (cont.)

On September 1, 2023, the note was restructured through the assumption of two personal loans of the lender and a cash payment in the amount of $3,470, assumption of a total of $43,997 plus accrued interest, and a conversion of the remaining balance of $106,003 on terms to be determined.

On January 1, 2024, the note was modified to a two-year convertible note in the amount of $210,371, convertible into Company Stock at $0.0004 per share and a warrant with a five-year term, exercisable up to 131,481,963 of common shares and an exercise price of $0.0004 per share. The modification includes a monthly payment of $1,250 per month until maturity on December 31, 2025. As of December 31, 2024, the outstanding balance was $219,260.

Convertible Notes

On February 23, 2022, the Company issued a $120,000 convertible note at a discounted price of $100,000. The note bears an interest rate of 0% per annum and was convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. The holder of the note had the right to convert all or part of the principal and interest into common stock. The maturity date of the convertible note was February 26, 2024. In connection with the issuance of the convertible note, the Company issued a common stock purchase warrant to the same investor to purchase up to 10,000,000 shares of common stock. The common stock purchase warrant is exercisable through February 23, 2025, at a rate of $0.003 per share of common stock. On August 17, 2023, the note was modified to a principal balance of $240,000 at a discounted price of $220,000, the sum of original issue discount (OID) is $40,000 with a conversion of $0.0004 with a maturity date of August 17, 2025. The Company will grant an additional 25% warrant coverage on the new investment with a three-year term and $0.0004 per share strike price. The Company recorded note amortization of $11,667 and warrants issued amortization of $10,818 for the year ended December 31, 2024.

On July 22, 2022, the Company issued 2,000,000 common stock purchase warrants in connection with the issuance of a convertible note in the amount of $24,000 and received $20,000 in proceeds after discount and fees. The common stock purchase warrant is exercisable through July 22, 2025, at a rate of $0.003 per share of common stock. On July 22, 2024, the previous $24,000 note was modified to a principal balance of $55,200 at a discounted price of $50,000, the company received an additional $26,000 on July 23, 2024. The additional original issue discount (OID) is $5,200 with a conversion of $0.0004. The maturity date of the convertible note is July 22, 2026. In addition, the Company issued a three-year warrant permitting the seller to purchase up to 34,500,000 shares of common stock, at an exercise price of $0.0004 per share of common stock. The warrant was valued using the Black-Scholes pricing model resulting in a fair value of $3,072 which will be amortized over the three-year term of the note using the straight-line method. The Company recorded note amortization of $2,200 and warrants issuance amortization of $427 as of December 31,2024.

NOTE E – DEBT (cont.)

Convertible Notes (cont.)

On June 14, 2023, the Company issued a two-year $41,158 convertible note to a vendor as a result of a settlement agreement for warehouse space. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock.

The Company issued a two-year $165,000 convertible note which carries an original issue discount (OID) of 10%. The note bears an interest rate of 0% per annum and is convertible into common stock of the Company at a fixed conversion rate of $0.003 per share of common stock. In addition, the Company issued a five-year warrant permitting the seller to purchase up to 55,000,000 shares of common stock, at a rate of $0.01 per share of common stock. The warrant was valued using the Black-Scholes pricing model resulting in a fair value of $22,155 which will be amortized over the five-year term of the note using the straight-line method.

NOTE F – ACCRUED SALARY

As of December 31, 2024, and 2023, the Company has accrued $290,004 and $285,232 in salary to its CEO.

On January 30, 2023, the Board of Directors approved a bonus in the amount of $100,000 payable in stock to its CEO and $198,000 in total to the members of the Board, $148,000 of such is payable in stock at the closing price on January 30, 2023, of $0.000975 per share, with vesting over 5 years. On February 15, 2023, the Company issued 139,487,180 shares of common stock.

On January 15, 2024, the Board of Directors ratified a previously awarded equity grant of 750,000,000 shares to its CEO and an aggregate 430,560,000 shares to its Board of Directors. On February 22, 2024, the Company issued 1,180,560,000 shares. All such shares are subject to 5-year vesting. As a result the Company recorded deferred stock compensation of $312,134 or approximately $0.0003 per share at December 31, 2024, and stock compensation expense of $80,434 for the shares that vested during the year ended December 31, 2024.

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NOTE H – SHAREHOLDERS’ EQUITY

On June 1, 2023, the Company converted $5,400 of debt into 54,000,000 shares at a conversion price of $0.0001 per share of common stock.

On June 8, 2023, the Company converted $5,900 of debt into 59,000,000 shares at a conversion price of $0.0001 per share of common stock.

On June 14, 2023, the Company converted $2,473 of debt into 20,184,490 shares at a conversion price of $0.0001 per share of common stock.

On July 19, 2023, 67,623,878 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $6,762 and resulting in the issuance of 67,623,878 shares of common stock.

On July 27, 2023, 67,623,878 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $6,762 and resulting in the issuance of 67,623,878 shares of common stock.

On August 4, 2023, 74,372,741 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,437 and resulting in the issuance of 74,372,741 shares of common stock.

On August 15, 2023, 73,086,068 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,309 and resulting in the issuance of 73,086,068 shares of common stock.

On August 25, 2023, 71,738,040 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $7,174 and resulting in the issuance of 71,738,040 shares of common stock.

On September 1, 2023, 89,903,837 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $8,990 and resulting in the issuance of 89,903,837 shares of common stock.

On September 14, 2023, 94,390,038 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $9,439 and resulting in the issuance of 94,390,038 shares of common stock.

On September 27, 2023, 55,705,920 warrants were exercised at an exercise price of $0.0001 per share with proceeds of $5,571 and resulting in the issuance of 44,564,736 shares of common stock.

On January 15, 2024, the Board of Directors ratified a previously awarded equity grant of 750,000,000 shares to its CEO and an aggregate 430,560,000 shares to its Board of Directors. On February 22, 2024, the Company issued 1,180,560,000 shares. All such shares are subject to 5-year vesting. As a result the Company recorded deferred stock compensation of $352,351 or approximately $0.0003 per share at January 14, 2025 and stock compensation expense of $40,217 for the shares that vested.

NOTE I – SUBSEQUENT EVENTS

On March 19, 2025, the Company renewed a recurring revenue service contract totaling $557,094. The Company will receive payments over the 4 year term of the contract ending on January 31, 2029. Annual contract revenue will begin at $133,161 and escalate by 3% each following year during the term. The contract requires that the payment be made at the beginning of each contract period.

Management has evaluated subsequent events through April 23, 2025, the date on which the financial statements were available to be issued. Management has determined that none of the events (other than identified above) occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.

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ITEM 8: EXHIBITS

Exhibit Index

		Incorporated by Reference			Filed or Furnished
No.	Exhibit Description	Form	Date Filed	Number	Herewith

2.1	Certificate of Incorporation	1-A	10/29/2021	2.1
2.2	Certificate of Amendment to Certificate of Incorporation filed May 16, 2011	1-A	10/29/2021	2.2
2.3	Certificate of Amendment to Certificate of Incorporation filed June 22, 2021	1-A	10/29/2021	2.3
2.4	Bylaws	1-A	10/29/2021	2.4
2.5	Agreement of Merger and Plan of Merger and Reorganization between GelStat, a Minnesota corporation and GelStat Corporation, a Delaware corporation	1-A	10/29/2021	2.5
2.6	Certificate of Merger of Foreign Corporation into a Domestic Corporation	1-A	10/29/2021	2.6
3.1	Certificate of Designation of Series A Preferred Stock filed July 6, 2021	1-A	10/29/2021	3.1
4.1	Form of Subscription Agreement	1-A	10/29/2021	4.1
4.2	Security Agreement between Company and Quick Capital, LLC	1-A/A	11/24/2021	4.2
4.3	Common Stock Purchase Agreement between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.3
4.4	Convertible Promissory Note between the Company and Accredited Investor dated February 23, 2022	1-K	5/2/2022	4.4
4.5	Convertible Promissory Note between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.5
4.6	Common Stock Purchase Agreement between the Company and Accredited Investor dated July 22, 2022	1-SA	10/3/2022	4.6
4.7	Common Stock Purchase Warrant dated August 17, 2023	1-SA	10/12/2023	4.7
4.8	Convertible Note dated August 17, 2023	1-SA	10/12/2023	4.8
4.9	Asset Purchase Agreement	1-SA	10/12/2023	4.9
4.10	Duos Note	1-SA	10/12/2023	4.10
4.11	Duos Warrant Agreement	1-SA	10/12/2023	4.11
4.12	Employment Agreement between the Company and Javier G. Acosta	1-K	5/7/2024	4.12
11.1	Consent of Naper CPA Group				X

*   Previously filed

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025	GelStat Corp.

/s/ Javier Acosta
	Name:	Javier Acosta
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Adrian Goldfarb	Director and Chairman	April 29, 2025
Adrian Goldfarb

/s/ Fei Kwong	Director	April 29, 2025
Fei Kwong

/s/ Jose M Fernandez	Director	April 29, 2025
Jose M Fernandez

/s/ Javier Acosta	Principal Executive Officer and Principal Financial and Accounting Officer	April 29, 2025
Javier Acosta

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